                                                        Writer's Direct Dial No:
May 1, 2002                                                         402.636.8254

                                                       Writer's Direct Dial Fax:
                                                                    402.231.8556

                                                                 E-Mail Address:
                                                           tfinley@bairdholm.com
VIA EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
Stop No. 0308
450 Fifth Street, N.W.
Washington D.C. 20549

    Re: Husker Ag Processing, LLC - Withdrawal of Preliminary Proxy Statement Filing Date - April 25, 2002
           33 Act File No. - 333-60580
           34 Act File No. - 000-49773

Dear Sirs and Madams:

     On behalf of our client, Husker Ag Processing, LLC ("Husker Ag"), on April 25, 2002, we filed via the EDGAR system a preliminary proxy statement in connection with Husker Ag's 2002 Annual Meeting of Members (the "Preliminary Proxy").

     Based on the fact that Husker Ag had not filed its Form 8-A to register under Section 12(g) of the Securities Exchange Act of 1934, as amended, at the time we filed the Preliminary Proxy, we are hereby requesting the immediate withdrawal of the Preliminary Proxy.

     Please feel free to contact the undersigned, or in my absence, Dennis Fogland at (402) 636-8264 if there are additional questions.

                                                          Very truly yours,



                                                          Victoria H. Finley
                                                          FOR THE FIRM
VHF/kem
Enclosures
cc:  Dennis J. Fogland, Esq.